SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

MER Telemanagement Solutions Ltd

(NAME OF ISSUER)

Ordinary Shares, par value NIS 0.03 per share

(TITLE OF CLASS OF SECURITIES)

M69676209

(CUSIP NUMBER)

Alpha Capital Anstalt

Lettstrasse 32

9490 Vaduz, Liechtenstein

011-423-2323195

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED

TO RECEIVE NOTICES AND COMMUNICATIONS)

October 29, 2018

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX ☒.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE

NOTES).

SCHEDULE 13D

CUSIP NO:

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Capital Anstalt
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER –328,923 *
	(8)	SHARED VOTING POWER – 0
	(9)	SOLE DISPOSITIVE POWER – 328,923 *
	(10)	SHARED DISPOSITIVE POWER – 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 328,923 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% *
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

Based on 3,292,523 Ordinary Shares that the Issuer advised were issued and outstanding as of November 4, 2018. Does not include the shares underlying the Convertible Preferred Stock Alpha Capital Anstalt (“Alpha”) can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion of Alpha’s securities would exceed this restriction.

SCHEDULE 13D

CUSIP NO: M69676209

ITEM 1.	SECURITY AND ISSUER.

Ordinary Shares, par value NIS $0.03 per share

MER Telemanagement Solutions Ltd.

Address: 14 Hatidhar Street, Ra’anana 4366516, Israel

ITEM 2.	IDENTITY AND BACKGROUND.

Alpha Capital Anstalt

Lettstrasse 32

9490 Vaduz, Liechtenstein

Citizenship - Liechtenstein

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with a Securities Purchase Agreement dated September 6, 2018 and subject to shareholder approval, which approval was received on October 28, 2018, Alpha Capital Anstalt (“Alpha”) was issued convertible Preferred Stock. The foregoing securities issued to Alpha contain a 9.99% “blocker” provision designed to prevent Alpha from being a beneficial owner of more than 9.99% of the Issuer’s Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

Alpha Capital Anstalt (“Alpha”) has the right to acquire up to a further 1,315,789 shares of Mer Preferred Stock at a price of $1.14 per share, for a period ending October 30, 2019. The Preferred Stock is subject to a beneficial ownership blocker of 9.99% of the issued and outstanding ordinary shares, or 328,923 ordinary shares as of the date of this filing. Alpha previously owned 175,439 ordinary shares of Mer, as disclosed in its initial filing on Schedule 13G. All of such shares are restricted securities for purposes of Rule 144. Alpha has piggyback registration rights with respect to the underlying ordinary shares, but no demand registration rights.

As part of its investment, Alpha has a one-time right to designate two of five members of the Board of Directors of Mer, each to serve for a single two year term. Alpha has designated Scott Burrell and Isaac Onn as its designees. Both such persons are independent directors of Mer within the meaning of applicable Nasdaq corporate governance rules, and both such persons are otherwise not affiliates of Alpha. There are no agreements or other arrangements between such designees and Alpha with respect to voting on any matters that may come before the board of directors of Mer.

In addition, in the event that either of the two directors designated by Alpha vacates his office, then the remaining director designated by Alpha will be entitled to nominate a replacement for the director whose office was vacated, and if no such nomination is made, then Alpha will have the right to appoint a replacement director.

Alpha believes that Mer’s current business is unlikely to become profitable in the foreseeable future, and hopes that the management and the newly constituted board of directors will explore other lines of business to either develop organically or via acquisition. Alpha is not aware of any present plans by Mer to develop or acquire any other company or line of business, and has not suggested, nor does it have any rights, to require any particular future action by Mer.

SCHEDULE 13D

CUSIP NO: M69676209

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

328,923, 9.99% *

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See response to Item 4 above.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

None.

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SCHEDULE 13D

CUSIP NO: M69676209

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: 11/5/18	/s/ Konrad Ackermann
Alpha Capital Anstalt
	By:	Konrad Ackermann, Director

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